AFLAC Incorporated 2nd Quarter 2004 Form 10-Q

EXHIBIT 12

AFLAC INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2004	2003	2004	2003

Fixed charges:
Interest expense	$5,558	$5,425	$11,478	$10,803
Interest on investment-type contracts	1,543	925	2,954	1,808
Rental expense deemed interest	141	113	285	234

Total fixed charges	$7,242	$6,463	$14,717	$12,845

Earnings before income tax	$420,332	$377,147	$898,115	$747,222
Add back:
Fixed charges	7,242	6,463	14,717	12,845

Total earnings before income
tax and fixed charges	$427,574	$383,610	$912,832	$760,067

Earnings before income tax
and fixed charges	59.0x	59.4x	62.0x	59.2x

EXH 12-1